# Garrett Music Academy, LLC

## Profit and Loss
January - July, 2021

| | TOTAL |
|---|---:|
| **Income** | |
| Clover Refunds | -91.00 |
| Enrollment Fee | 509.00 |
| Late Fees | 142.00 |
| Lessons | 140,540.29 |
| Music & Arts | 1,984.32 |
| Paypal | 6,094.10 |
| Repairs | 230.89 |
| Retail Sales | 7,994.98 |
| Sales | 790.00 |
| Sales of Product Income | 1,373.07 |
| Studio Sessions | 65.00 |
| Summer Camps and Clinics | 119.40 |
| Uncategorized Income | 140.00 |
| Uncategorized Sales | 31,071.39 |
| **Total Income** | **$190,963.44** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | |
| COG Lessons | 80,061.01 |
| COG Retail | 774.53 |
| **Total Cost of Goods Sold** | **80,835.54** |
| **Total Cost of Goods Sold** | **$80,835.54** |
| **GROSS PROFIT** | **$110,127.90** |
| **Expenses** | |
| Advertising & Marketing | 532.46 |
| Auto | |
| Gas | 934.49 |
| **Total Auto** | **934.49** |
| Bank Charges & Fees | 2,465.12 |
| Merchant Fees | 2,251.05 |
| square fees | 51.31 |
| **Total Bank Charges & Fees** | **4,767.48** |
| Common Area Maintenance | 1,645.00 |
| Computer and Internet | 1,672.44 |
| Copier Lease | 200.00 |
| Insurance | 890.84 |
| Legal & Professional Services | |
| Accounting | 1,800.00 |
| Consultant | 768.38 |

# Garrett Music Academy, LLC

## Profit and Loss
### January - July, 2021

| | TOTAL |
|---|---|
| Payroll Service | 942.00 |
| **Total Legal & Professional Services** | **3,510.38** |
| Meals & Entertainment | 12.19 |
| MyMusicStaff | 475.89 |
| Office Supplies & Software | 1,353.96 |
| Payroll Expenses | 160.98 |
| Employer Paid Taxes | 2,675.73 |
| Shareholder Compensation | 3,079.50 |
| Wages | 26,991.06 |
| **Total Payroll Expenses** | **32,907.27** |
| Postage | 206.19 |
| Rent & Lease | 16,127.00 |
| Sales and Use Tax | 381.56 |
| Security System/Monitoring Services | 147.90 |
| Stripe fees | 2,086.57 |
| Taxes & Licenses | 96.71 |
| Training | 181.57 |
| Utilities | 3,735.92 |
| **Total Expenses** | **$71,865.82** |
| NET OPERATING INCOME | **$38,262.08** |
| Other Income | |
| Interest earned | 0.12 |
| Other income | 9,095.65 |
| **Total Other Income** | **$9,095.77** |
| Other Expenses | |
| Ask My Accountant | 4,354.18 |
| cash short and over | 269.97 |
| Charitable Donation | 40.00 |
| **Total Other Expenses** | **$4,664.15** |
| NET OTHER INCOME | **$4,431.62** |
| NET INCOME | **$42,693.70** |